Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in United States dollars)
March 31, 2016

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Suite 1201, 1166 Alberni Street, Vancouver, BC Canada V6E 3Z3
Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330
TSX: ETG | NYSE AMEX: EGI | FRANKFURT: EKA

www.entreegold.com

Entrée Gold Inc.
Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2016 and 2015 (Unaudited)

(amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

	Note	2016	2015
Expenses
Exploration	12	$498	$1,898
General and administration		605	939
Consultancy and advisory fees		-	125
Depreciation		9	12
Foreign exchange loss (gain)		434	(1,749)
Loss from operations		1,546	1,225
Interest income		(29)	(47)
Interest expense	7	69	64
Loss from equity investment	6	46	26
Loss before income taxes		1,632	1,268
Income tax recovery		-	(707)
Net loss		1,632	561
Foreign currency translation adjustment		(1,399)	2,835
Comprehensive loss		$233	$3,396
Net loss per common share
Basic		$(0.01)	$(0.00)
Fully diluted		$(0.01)	$(0.00)

Weighted average shares outstanding (000's)
Basic		149,105	$146,984
Fully diluted		$149,105	$146,984

Total shares issued and outstanding (000's)	9	152,520	147,331

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Consolidated Balance Sheets
As at March 31, 2016 and December 31, 2015 (Unaudited)

(expressed in thousands of U.S. dollars)

	Note	2016	2015
Assets
Current assets
Cash and cash equivalents		$15,546	$22,786
Receivables		100	98
Prepaid expenses		282	311
		15,928	23,195
Equipment	4	113	109
Mineral property interests	5	40,241	37,714
Reclamation deposits		479	479
Other assets	6	125	165
Total assets		$56,886	$61,662
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$476	$1,350
		476	1,350
Loan payable to Oyu Tolgoi LLC	7	6,893	6,824
Deferred revenue	8	23,796	28,925
Deferred income tax		3,567	3,567
Total liabilities		34,732	40,666
Stockholders' equity
Common stock, no par value, unlimited number authorized,	9	178,560	177,206
152,519,521 (December 31, 2015 - 147,330,917) issued and outstanding
Additional paid-in capital		20,554	20,517
Accumulated other comprehensive loss		(6,379)	(7,778)
Accumulated deficit		(170,581)	(168,949)
Total stockholders' equity		22,154	20,996
Total liabilities and stockholders' equity		$56,886	$61,662

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Consolidated Statement of Stockholders' Equity
For the three months ended March 31, 2016 and 2015 (Unaudited)

(expressed in thousands of U.S. dollars)

		Attributable to equity holders of the Company
	Note	Shares (000's)	Share Capital	Additional paid in capital	Other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2015		147,331	$177,206	$20,517	$(7,778)	$(168,949)	$20,996
Net loss for the period						(1,632)	(1,632)
Foreign currency translation					1,399		1,399
Stock-based compensation				42			42
Issue of share capital - stock options		60	16	(5)			11
Issue of share capital - Sandstorm	8	5,129	1,338				1,338
Balance at March 31, 2016		152,520	$178,560	$20,554	$(6,379)	$(170,581)	$22,154

Balance at December 31, 2014		146,984	$177,139	$20,347	$(2,850)	$(161,118)	$33,517
Net loss for the period		-	-	-	-	(561)	(561)
Foreign currency translation		-	-	-	(2,835)	-	(2,835)
Balance at March 31, 2015		146,984	$177,139	$20,347	$(5,685)	$(161,679)	$30,121

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2016 and 2015 (Unaudited)

(expressed in thousands of U.S. dollars)

	Note	2016	2015
Cash flows from operating activities
Net loss		$(1,632)	$(561)
Items not affecting cash
Depreciation		9	12
Stock-based compensation		42	-
Loss from equity investee		46	26
Interest expense		69	64
Deferred income taxes		-	(707)
Unrealized foreign exchange (gains) losses		408	(1,763)
		(1,058)	(2,929)
Changes in non-cash operating working capital
Decrease in receivables and prepaids		51	170
Decrease (increase) in other assets		4	(58)
Decrease in accounts payable and accruals		(916)	(862)
Deposit on metal credit delivering obligation		(5,500)	-
		(7,419)	(3,679)
Cash flows from financing activities
Proceeds from issuance of capital stock		11	-
		11	-
Cash flows from investing activities
Reclamation deposits		-	(4)
Purchase of equipment		(6)	(3)
Proceeds from sale of equipment		3	-
		(3)	(7)
Decrease in cash and cash equivalents		(7,411)	(3,686)
Cash and cash equivalents - beginning of period		22,786	33,517
Effect of exchange rate changes on cash		171	(266)
Cash and cash equivalents - end of period		$15,546	$29,565

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature and continuance of operations

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the "Company"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2	Basis of presentation

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2015. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

3	Significant accounting policies

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2015.

4	Equipment

		March 31, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Office equipment	$60	$49	$11	$57	$46	$11
Computer equipment	301	252	49	277	232	45
Field equipment	194	147	47	182	134	48
Buildings	43	37	6	40	35	5
	$598	$485	$113	$556	$447	$109

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

5	Mineral property interests

	March 31, 2016	December 31, 2015
Ann Mason Project (a)	$39,323	$36,853
Other (b)	918	861
	$40,241	$37,714

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests remains in good standing.

The Company's two principal assets are the Ann Mason project (the "Ann Mason Project") in Nevada and its interest in the Entrée/Oyu Tolgoi LLC joint venture property in Mongolia (Note 6).

a) Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets, and the Minnesota and Shamrock copper skarn targets.

Certain of the unpatented lode claims peripheral to the Ann Mason and Blue Hill deposits are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with a Nevada limited liability company. Under the MLOPA, the Company has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims to the southwest of the Ann Mason and Blue Hill deposits. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($100,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs.

In addition, certain of the patented lode claims peripheral to the Ann Mason and Blue Hill deposits are subject to a 2% NSR royalty.

b) Other Properties

The Company also has interests in other properties in Mongolia (Shivee West), Australia (Blue Rose), the United States (Lordsburg) and Peru (Lukkacha and Cañariaco NSR royalty).

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

6	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% joint venture interest in two of the Oyu Tolgoi deposits in the South Gobi region of Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn In Agreement") with Turquoise Hill Resource Ltd. ("Turquoise Hill"). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC"). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée/Oyu Tolgoi JV") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC (Note 5).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Oyu Tolgoi Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

On February 27, 2013, MRAM delivered notice (the "Notice") to the Company advising that the Company is temporarily restricted from transferring, selling or leasing the Shivee Tolgoi and Javhlant mining licences. While the Company was subsequently advised that the temporary transfer restriction on the mining licences will be lifted, it has yet to receive official notification of the lifting of the restriction.

As of March 31, 2016, the Entrée/Oyu Tolgoi JV had expended approximately $27.8 million to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 7).

Joint Venture Investment – Entrée/Oyu Tolgoi JV

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV - as a 20% equity investment. The Company's share of the loss of the joint venture was $46,295 for the period ended March 31, 2016 (March 31, 2015 - $26,146) plus accrued interest expense of $68,847 for the period ended March 31, 2016 (March 31, 2015 - $64,289).

The Entrée/Oyu Tolgoi JV investment carrying value at March 31, 2016 was $110,547 (December 31, 2015 - $148,717) and was recorded in Other Assets.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

7	Loans payable to Oyu Tolgoi

Under the terms of the Entrée/Oyu Tolgoi JV (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

8	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the "2013 Agreement") with Sandstorm whereby Sandstorm provided an upfront deposit (the "Deposit") of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and
•	21.3% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company's election, in which case there would be a further 17% reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée's economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40,032,000. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30,865,190. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

9	Share capital

The Company's authorized share capital consists of unlimited common shares without par value. At March 31, 2016, the Company had 152,519,521 (December 31, 2015 - 147,330,917) shares issued and outstanding.

10	Stock-based compensation

The Company provides stock-based compensation to its directors, officers, employees, and consultants through grants of stock options.

a)	Stock options

		March 31, 2016
	Number of shares (000's)	Weighted average exercise price CAD
Outstanding - beginning of period	13,208	0.60
Exercised	(60)	0.25
Forfeited/Expired	(1,067)	1.42
Outstanding - end of period	12,081	0.53

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At March 31, 2016, the following stock options were outstanding:

Number of shares (000's)	Vested (000's)	Aggregate intrinsic value CAD (000's)	Price per share CAD	Expiry Date
250	250	-	2.05 – 2.23	Jul 2016
1,496	1,496	-	0.73 – 1.25	Jan – Jun 2017
6,325	6,325	185	0.30 – 0.56	Mar – Dec 2018
4,010	3,985	486	0.21 – 0.38	Dec 2019 – Dec 2020
12,081	12,056	671

				March 31, 2016
Weighted average exercise price for exercisable options				0.28
Weighted average share price for options exercised				0.25
Weighted average years to expiry for exercisable options				3.61

For the three months ended March 31, 2016, the total stock-based compensation charges related to options granted and vested to employees and directors was $41,550 (2015 –$Nil).

11	Segmented information

The Company operates in one business segment being the exploration of mineral property interests. The Company's assets are geographically segmented as follows:

	March 31, 2016	December 31, 2015
United States	$40,891	$38,323
Canada	15,133	22,501
Other	862	838
	$56,886	$61,662

12	Exploration costs

	2016	2015
United States	$271	$1,533
Mongolia	189	348
Other	38	17
	$498	$1,898

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

13	Financial instruments

a)	Financial instruments

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company's consolidated subsidiaries' functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

b)	Fair value classification of financial instruments

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2016, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $15,545,648.

14	Supplemental cash flow information

There were no significant non-cash transactions during the three months ended March 31, 2016 and 2015.

15	Commitments and contingencies

As at March 31, 2016, the Company had the following commitments:

	Total	Less than 1 year	1 - 2 years	Thereafter
Lease commitments	$272	$196	$76	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 8).

16	Related party transactions

The Company did not enter into any transactions with related parties during the three months ended March 31, 2016 and 2015.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

17	Subsequent events

Subsequent to March 31, 2016, the Company granted 100,000 stock options with an exercise price of C$0.39, 100,000 stock options with an exercise price of C$0.21 and 15,000 stock options with an exercise price of C$0.30 were exercised.